ASX/Media RELEASE	28 April 2006

pSivida Quarterly Cashflow - March 2006
Commentary and Highlights

RetisertTM royalties rising, as sales increase
Cost savings from acquisition

Global bio-nanotech company pSivida Limited is pleased to release its quarterly cashflow statement for the period ending the 31st of March, 2006.

Following the acquisition of pSivida Inc. (formerly Control Delivery Systems Inc.) on the 30th of December, 2005, the March quarter is the first whole quarter that includes the results of the recently acquired US business.

It is important to note that the net operating cash outflow for the quarter has been limited to AU$4.8 million, an increase of AU$203,000 or 4.4% when compared the previous quarter. Despite this increase, cash outflows were mitigated as a result of cost synergies being realised between the two companies, a review of costs being undertaken and implemented during the period and the receipt of payments from collaborative partners and Retisert™ royalties. Cost synergies from the merger are continuing to be pursued with greater use to be made of our Boston facilities.

Retisert™ royalties that would have otherwise been earned from launch in the United States in the second half of 2005 to the 31st of March, 2006 totalled AU$1.25 million (US$894,144).  It should be noted, however that this amount is reduced by 50% in accordance with an advance royalty agreement Control Delivery Systems entered into with Bausch & Lomb in June 2005 and we refer you to a detailed analysis of Retisert™ royalties within the Appendix 4C.

In February, Bausch & Lomb appointed global pharmaceutical company, Novartis to co-promote Retisert™ for uveitis in the United States, significantly increasing the number of sales representatives dedicated to the promotion of Retisert™.

Post Quarter Highlights and Announcements

BrachySil™ clinical development programmes progress
The clinical development of pSivida’s targeted oncology product has progressed with further recruitment into the ongoing multicentre phase IIb trial in primary liver cancer.  The clinical programme for pancreatic cancer progressed with the critical regulatory agency clinical trial applications filed with European and Asian agencies as the prerequisite for treatment of the first patients in this second indication of high unmet medical need.

Positive European trial results for Retisert™ for Uveitis
Two year results from Bausch & Lomb’s European clinical trial of Retisert™ for the treatment of chronic non-infectious posterior segment uveitis showed the recurrence rate for uveitis was significantly lower in eyes receiving Retisert™ than in eyes receiving standard of care (systemic corticosteroid or other immunosuppressive agents). The study involved 146 patients across ten countries in Europe and the Middle East. These results were presented at the prestigious 6th International Symposium on Ocular Pharmacology and Therapeutics in Berlin that commenced on the 30th of March, 2006.

pSivida signs new evaluation agreements for cardiovascular drug delivery
pSivida entered into an evaluation agreement with an undisclosed large medical device company to evaluate cardiovascular delivery of drugs using pSivida’s drug delivery technologies. The agreement demonstrated that pSivida’s drug delivery technologies are being evaluated in areas beyond ophthalmology and oncology treatments and follows recent announcements that pSivida had signed evaluation agreements with various companies, including large global pharmaceutical companies, to evaluate pSivida’s proprietary platform technology for their developmental compounds. pSivida has licensing agreements with Bausch & Lomb, Alimera Sciences and Beijing Med-Pharm and evaluation agreements with three of the five largest pharmaceutical companies in the world.

In non-core areas, pSivida has signed two new material evaluation agreements this year for BioSilicon™ to be incorporated into devices with larger US based companies.

Retisert™ slows progression of Diabetic Retinopathy in DME trials
Additional two year trial results of Bausch & Lomb’s two randomized trials to evaluate the safety and efficacy of the Retisert™ implant in releasing fluocinolone acetonide in the management of Diabetic Macular Edema (DME) demonstrated that 30% of eyes receiving standard of care (repeat laser treatment) had a worsening of their Diabetic Retinopathy compared with only 10% of eyes receiving a Retisert™ implant. This was statistically significant. Retisert™ also reduced retinal thickening involving the fovea (the centre most part of the macula responsible for sharp, central vision) and led to a statistically significant three line improvement in vision. The trial results were presented at the prestigious 6th International Symposium on Ocular Pharmacology and Therapeutics in Berlin that commenced on the 30th of March, 2006.

Highlights and Announcements for the Quarter

DSMB recommends continuation of Medidur™ Phase III clinical trial
Following a planned interim review, a Data Safety Monitoring Board (DSMB) recommended the continuation of its Phase III clinical trial of Medidur™ following a meeting on March 16, 2006 to review the Medidur™ Phase III clinical trial data. Medidur™, a tiny injectable device, is being studied as a way to deliver fluocinolone acetonide, a corticosteroid, to the retina for up to three years as a treatment for diabetic macular edema (DME). After reviewing the preliminary safety data from the initial US patients enrolled in the Medidur™ trial, the DSMB agreed that enrolment should accelerate in the Phase III trial under the current protocol. The DSMB provides independent evaluation of study data to identify potential safety issues that might warrant modification or early termination of ongoing studies.

Medidur™ manufacture certified to be GMP equivalent to EU standards
Following an independent audit of its Boston, Massachusetts facility by a European Qualified Person (QP), the QP issued a certificate that Medidur™ is manufactured to a standard of Good Manufacturing Practice (GMP) equivalent to that in the European Union, as set out in directive 2003/94/EC and the EC Guide to GMP.

pSivida added to new Nanotechnology Index
pSivida has been included in a new nanotechnology index established by The Nanotech Company, LLC, of San Diego, California. The Nanotechnology.com ‘Small Technology’ Index is composed of 30 of the leading, international, publicly-traded companies and is designed to mimic the portfolio of a sophisticated fund manager with US$30 million to place in the area of small tech and nanotechnology. The index is diversified by geography, industry sector, type of small tech, market capitalization and other criteria and does not include Fortune 500 companies with relatively insignificant small tech product revenue. Rather, the index focuses on companies that are primarily involved in the nanotech space, such as pSivida.

Diabetic Macular Edema trial with Retisert™
Preliminary three year follow-up data from Bausch & Lomb’s multi-center, randomized, controlled clinical trial of Retisert™ for the treatment of diabetic macular edema (DME) showed that significantly more patients receiving a Retisert™ implant had improved visual acuity (of three or more lines on an eye chart) than those receiving standard of care.

Uveitis long term trial results positive for pSivida
Preliminary three year follow-up data from Bausch & Lomb’s multi-center, randomized, dose-masked clinical trial of Retisert™ for the treatment of chronic non-infectious posterior segment uveitis showed that the recurrence rate was significantly lower in eyes receiving Retisert™ than in non-implanted eyes. This study involved 278 patients from 27 hospitals in the United States and one in Singapore.

Novartis to co-promote Retisert™ with Bausch & Lomb
Retisert™, developed by pSivida, is the world’s first intravitreal drug implant for the treatment of chronic noninfectious posterior segment uveitis, a sight threatening condition that affects an estimated 175,000 people in the United States and an estimated 800,000 people worldwide. Licensed to Bausch & Lomb, pSivida receives royalties on Retisert™ sales with the collaboration with Novartis expanding the dedicated sales force of Retisert™ in the United States.

Several new Pharma agreements for pSivida Inc.
Wholly owned subsidiary pSivida Inc. entered into a number of new evaluation agreements with various companies, including large global pharmaceutical companies, to evaluate pSivida’s proprietary platform technology for their developmental compounds. The terms of the new evaluation agreements vary, but are typically 12 months in duration with the costs being borne by the counterparty.

Acquisition of Control Delivery Systems
pSivida completed the acquisition of Boston based private drug delivery company Control Delivery Systems (CDS), following overwhelming approval by pSivida shareholders at the AGM held in November 2005. The acquisition is an integral part of pSivida’s on-going US growth strategy. CDS’ portfolio of products and product candidates includes two approved and marketed products, one Phase III product and other early-stage product candidates. Australian publication Bioshares announced pSivida’s acquisition of CDS as the ‘Biotech M&A Deal of the Year’, citing pSivida’s increased presence in the US, current revenue stream and synergies for combining the two companies’ technologies and expertise. CDS was renamed pSivida Inc. and former CEO, Dr. Paul Ashton has been appointed to the pSivida Board and is now the Director of Strategy, based in Boston.

Non-executive Director appointed
Ms. Heather Zampatti has been appointed as a Non-executive Director of the Company, based in Perth, Australia. Ms. Zampatti is the National Head of Wealth Management, Australia for Bell Potter Securities, an Australian-owned private investment adviser and Top 10 broker by trading volume on the Australian Stock Exchange. Ms. Zampatti has over 20 years experience in investment advising and her expertise in stockbroking and financial investment planning is widely acknowledged in the Australian investment community. The appointment of Ms. Zampatti to the pSivida Board replaces Ms. Alison Ledger who has stepped down after 18 months of service to focus on new career initiatives. We thank Alison for her valuable contribution and wish her well in her future endeavours.

-ENDS-
Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks; Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™, a treatment for diabetic macular edema, is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialise a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopaedics, and tissue engineering. pSivida’s subsidiary, AION Diagnostics Limited is developing diagnostic products and the subsidiary pSiNutria is developing food technology products both using BioSilicon™.

pSivida’s intellectual property portfolio consists of 70 patent families, 74 granted patents and over 290 patent applications.

pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom, Perth in Western Australia and Singapore.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company's largest shareholder and a strategic partner is QinetiQ, a leading international defence, security and technology company, formed in 2001 from the UK Government's Defence Evaluation & Research Agency (DERA). QinetiQ was instrumental in discovering BioSilicon™ and pSivida enjoys a strong relationship with it having access to its cutting edge research and development facilities. For more information visit www.QinetiQ.com

For more information, visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties.  The statements are indicated by the use of words such as "believes", "expects", "anticipates" and similar words and phrases.  Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: the failure of the results of the Retisert for DME trial to be a good indicator of the results of pSivida’s ongoing Phase III Medidur™ for DME trial; failure of the Medidur™ trials in DME to show a very similar improvement in visual acuity and diabetic retinopathy severity score as Retisert™ for DME; inability to recruit patients for the Phase III Medidur™ for DME trial; our failure to develop applications for BioSilicon™ due to regulatory, scientific or other issues, our inability to successfully integrate pSivida Inc’s operations and employees; the failure of the pSivida Inc’s products to achieve expected revenues and the combined entity’s inability to develop existing or proposed products; the failure of the Bausch & Lomb/Novartis co-promotion arrangement to provide faster royalty growth; failure of the slower progression or reduction of diabetic retinopathy resulting from the Retisert™ implant to have significant implications for Retisert™ and Medidur; failure of our evaluation agreements to result in license agreements; failure of Medidur™ to release the same drug as Retisert™ at the same rate; failure of the Medidur™ trials in DME to show a very similar stabilization or improvement diabetic retinopathy as Retisert™ for DME; failure to achieve cost savings. Other reasons are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.